FNX Mining Completes Aurora Platinum Acquisition and Sale of a 50% Indirect Interest in Aurora Platinum to Dynatec Corporation

TORONTO: July 4, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) is pleased to announce that on July 1, 2005 FNX completed the acquisition, pursuant to a plan of arrangement, of all of the issued and outstanding common shares of Aurora Platinum Corp. (TSXV - ARP) by issuing 4,270,803 common shares, which are designated for delivery to the former security holders of Aurora.

In connection with the acquisition of Aurora, FNX appointed Daniel G. Innes to its Board of Directors.  Mr. Innes was a director and the President and Chief Executive Officer of Aurora and served in that capacity since 2000.  In addition, Mr. Innes serves as a director of Lake Shore Gold Corp. and as a director and VP Exploration of Southwestern Resources Corp.

Immediately following the acquisition of Aurora, FNX completed the sale of a 50% indirect interest in Aurora to Dynatec Corporation (DY-TSX) in exchange for 7,716,594 common shares of Dynatec and $12,246,528.00 in cash.  FNX and Dynatec have evenly split their respective out-of-pocket costs relating to the transactions.

Aurora’s Board of Directors has been reconstituted with A. Terrance MacGibbon, David Constable, John W. Lill and Anthony P. Makuch.

It is expected that Aurora’s common shares will be delisted from the TSX Venture Exchange at the opening of business on July 4, 2005.

FNX Mining Company Inc.

FNX is an emerging mid-tier Canadian mining company exploring, developing and profitably re-opening former producing nickel-copper-platinum-palladium-gold mines in Canada's historic Sudbury mining district. The first year of commercial operation at its Phase 1 McCreedy West Mine generated revenues of $55.9 million and $6.5 million in net income. Phase 1 capital was repaid in less than a year.

FNX has $63 million in cash and no debt, sufficient to bring the PM Deposit and Levack Mine into production in 2005 and 2006, respectively, and to finance the Podolsky Property advanced exploration program. The $11.4 million 2005 exploration program is focused on new exploration targets and more than half is committed to footwall exploration. This initiative has already been rewarded with a high grade footwall discovery, located below the Levack Mine. Further testing of the two massive sulfide veins and associated strong UTEM off-hole conductor will be a priority in 2005. In addition, FNX acquired Aurora Platinum’s extensive land holdings in Sudbury in June, which increased its land holdings eightfold.  An aggressive exploration program will be initiated shortly on the Aurora properties.

Forward-looking Statement

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com